Exhibit 99.1
Income Statement by activity
Unaudited

	For the year ended December 31, 2022			For the year ended December 31, 2021(1)
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Net revenues	179,592	179,095	647	149,419	149,273	292
Cost of revenues	144,327	144,048	429	119,943	119,903	186
Selling, general and other costs	8,981	8,854	127	9,130	9,082	48
Research and development costs	5,200	5,200	—	4,487	4,487	—
Gains/(Losses) on disposal of investments	72	44	28	(35)	8	(43)
Restructuring costs	1,144	1,144	—	698	698	—
Operating income/(loss)	20,012	19,893	119	15,126	15,111	15
Net financial expenses/(income)	768	770	(2)	734	734	—
Profit/(loss) before taxes	19,244	19,123	121	14,392	14,377	15
Tax expense/(benefit)	2,729	2,699	30	1,911	1,891	20
Share of the profit/(loss) of equity method investees	264	(265)	529	737	84	653
Result from intersegment investments	—	620	—	—	648	—
Net profit/(loss) from continuing operations	16,779	16,779	620	13,218	13,218	648
Profit/(loss) from discontinued operations, net of tax	—	—	—	990	990	—
Net profit/(loss)	16,779	16,779	620	14,208	14,208	648

Adjusted operating income(2)	23,323	23,231	92	n.a.	n.a.	n.a.
Pro Forma Adjusted operating income(2)	n.a.	n.a.	n.a.	18,011	17,923	88
______________________________________________________________________________________________________________________________________________
Figures presented for Industrial activities and Financial services include intersegment transactions.
(1) On January 16, 2021, Peugeot S.A. (“PSA”) merged with and into Fiat Chrysler Automobiles N.V. (“FCA N.V.”), with FCA N.V. as the surviving company in the merger (the “merger”). On January 17, 2021, the current members of the board of directors were appointed, the Stellantis articles of association became effective, and the combined company was renamed Stellantis N.V. On this date, the Stellantis management and board of directors collectively obtained the power and ability to control the assets, liabilities and operations of both FCA and PSA. As such, under IFRS 3, Business Combinations, January 17, 2021 is the acquisition date for the business combination. PSA was determined to be the acquirer for accounting purposes, therefore, the historical financial statements of Stellantis represent the continuing operations of PSA, which also reflect the loss of control and the classification of Faurecia S.E. (Faurecia) as a discontinued operation as of January 1, 2021. As the acquisition date of business combination was January 17, 2021, the results of FCA for the period January 1 -16, 2021 are excluded from the results for the year ended December 31, 2021.
(2) The reconciliation of Net profit from continuing operations to Adjusted operating income and to Pro Forma Adjusted operating income for the Company is included in the Stellantis Annual Report and Form 20-F for the year ended December 31, 2022 - Management discussion and analysis - Company results. The Adjusted operating income for the year ended December 31, 2021 is reported on a pro forma basis thus including the results of FCA for the period January 1 -16, 2021.
n.a. = not applicable

Statement of Financial Position by activity
Unaudited

	At December 31, 2022			At December 31, 2021
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Assets
Goodwill and intangible assets with indefinite useful lives	31,738	31,611	127	29,921	29,802	119
Other intangible assets	19,006	18,861	145	16,635	16,542	93
Property, plant and equipment	36,205	36,129	76	35,488	35,443	45
Equity method investments	4,834	7,244	3,182	6,022	7,847	4,591
Deferred tax assets	2,052	2,040	12	1,927	1,893	34
Inventories	17,360	17,303	57	11,361	11,342	19
Assets sold with a buy-back commitment	1,594	1,594	—	2,134	2,134	—
Trade receivables	4,928	5,004	70	2,998	3,049	51
Tax receivables	655	650	41	390	383	7
Other assets and prepaid expenses	14,272	10,673	4,884	12,628	9,797	3,752
Financial assets	5,033	4,696	304	2,510	2,409	152
Cash and cash equivalents	46,433	45,335	1,098	49,629	48,616	1,013
Assets held for sale(1)	2,046	2,042	1,700	123	123	—
TOTAL ASSETS	186,156	183,182	11,696	171,766	169,380	9,876
Equity and Liabilities
Equity	72,382	72,382	7,222	56,307	56,307	6,417
Employee benefits liabilities	6,436	6,434	2	8,749	8,748	1
Provisions	19,771	19,641	135	17,179	17,085	96
Deferred tax liabilities	4,332	4,320	12	4,374	4,368	5
Debt	27,153	24,496	3,972	33,582	31,533	3,018
Trade payables	31,726	31,735	95	28,181	28,177	70
Other financial liabilities	18	18	—	95	95	—
Tax liabilities	1,568	1,546	29	1,113	1,086	35
Other liabilities	22,657	22,497	229	22,135	21,930	234
Liabilities held for sale	113	113	—	51	51	—
TOTAL EQUITY AND LIABILITIES	186,156	183,182	11,696	171,766	169,380	9,876
________________________________________________________________________________________________________________________________________________
Figures presented for Industrial activities and Financial services include intersegment transactions.

(1) As of December 31, 2022, the equity investment in FCA Bank met the criteria to be classified as held for sale under IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. As the estimated consideration from the sale is expected to be less than book value, our investment in FCA Bank has been written down to approximately €1,700 million. The investment in FCA Bank is included in both the Industrial activities and Financial Services column consistent with the assumption that Financial Services are presented in the Supplemental Information as an investment held by Industrial activities. Refer to the Stellantis N.V. Annual Report and Form 20-F for the year ended December 31, 2022 at Note 3 - Scope of consolidation - Held for sale, to which reference is made for additional information.

Statement of Cash Flows by activity
Unaudited

	For the year ended December 31, 2022			For the year ended December 31, 2021
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Consolidated profit from continuing operations	16,779	16,779	620	13,218	12,570	648
Adjustments for non-cash items:
depreciation and amortization	6,797	6,772	25	5,871	5,854	17
(gains)/losses on disposals	(192)	(165)	(27)	(121)	(164)	43
change in deferred taxes	(711)	(738)	27	(654)	(653)	(1)
other non-cash items	391	310	81	99	96	3
Change in provisions	1,906	1,870	40	(1,152)	(1,160)	8
Result of equity method investments net of dividends received	(47)	(266)	(399)	(185)	280	(359)
Change in carrying amount of leased vehicles	(483)	(456)	(27)	358	381	(23)
Changes in working capital	(4,481)	(4,358)	(128)	1,212	1,166	46
Net cash from operating activities - discontinued operations	—	—	—	—	—	—
Net cash from operating activities	19,959	19,748	212	18,646	18,370	382
Proceeds from disposal of shares in consolidated companies and of investments in non-consolidated companies	235	177	58	161	64	97
Acquisitions of consolidated subsidiaries and equity method and other investments	(666)	(769)	3	(726)	(811)	85
Cash and cash equivalents of FCA at the merger	—	—	—	22,514	22,185	329
Proceeds from disposals of property, plant and equipment and intangible assets	545	542	3	295	295	—
Investments in property, plant and equipment and intangible assets	(8,615)	(8,539)	(76)	(8,687)	(8,656)	(31)
Change in amounts payable on property, plant and equipment and intangible assets	(399)	(399)	—	(1,426)	(1,426)	—
Net change in receivables from financing activities	(1,413)	(61)	(1,349)	(306)	34	(340)
Other changes	(218)	(219)	1	(36)	(32)	(13)
Net cash from/(used in) investing activities - discontinued operations	—	—	—	(3,115)	(3,115)	—
Net cash from/(used in) investing activities	(10,531)	(9,268)	(1,360)	8,674	8,538	127
Distributions paid	(3,354)	(3,358)	2	(4,204)	(4,204)	(106)
Proceeds from issuance of shares	40	42	97	243	243	—
(Purchases)/sales of treasury shares	(923)	(923)	—	—	—	—
Changes in debt and other financial assets and liabilities	(6,880)	(8,057)	1,177	3,260	3,302	(59)
Change in securities	(2,069)	(2,003)	(66)	(610)	(641)	28
Other changes	19	8	10	(55)	(24)	(2)
Net cash from/(used in) financing activities - discontinued operations	—	—	—	—	—	—
Net cash from/(used in) financing activities	(13,167)	(14,291)	1,220	(1,366)	(1,324)	(139)
Effect of changes in exchange rates	608	595	13	764	713	51
(Increase)/decrease in cash and cash equivalents included in asset held for sale	(65)	(65)	—	18	18	—
Increase/(decrease) in cash and cash equivalents	(3,196)	(3,281)	85	26,736	26,315	421
Net cash and cash equivalents at beginning of period	49,629	48,616	1,013	22,893	22,301	592
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	46,433	45,335	1,098	49,629	48,616	1,013
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Figures presented for Industrial activities and Financial services include intersegment transactions.